FORM 6-K
         SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

            Report of Foreign Issuer

                 Pursuant to Rule 13a-16 or 15d-16
                of the Securities Exchange Act of 1934

             For the month of October 2013

                 Commission File Number: 001-02413

               Canadian National Railway Company
                   (Translation of registrant’s name into English)

                      935 de la Gauchetiere Street West
                Montreal, Quebec
                 Canada H3B 2M9
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F ____                                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____                                           No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____                                           No   X

Indicate by check mark whether by furnishing the information contained in this
Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____                                           No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

North America’s Railroad

NEWS RELEASE

CN announces new share repurchase program, two-for-one stock split, and declares fourth-quarter 2013 cash dividend

MONTREAL, Oct. 22, 2013 — CN (TSX: CNR) (NYSE: CNI) announced today that its Board of Directors has approved a new share repurchase program, and a two-for-one stock split of the company’s common shares outstanding. The Board has also approved a fourth-quarter 2013 cash dividend.

The new share repurchase program will be a normal-course-issuer bid to purchase, for cancellation, up to 15 million common shares before adjusting for the stock split, representing approximately 4.1 per cent of the common shares issued and outstanding of the Company not held by insiders on Oct. 15, 2013. On that date 417,992,780 CN common shares were issued and outstanding.

CN repurchased 14.7 million common shares under its share repurchase program announced in October 2012, at a weighted-average price of C$95.35 per share, excluding brokerage fees, returning C$1.4 billion to shareholders.

The new repurchase program – starting on Oct. 29, 2013, and ending no later than Oct. 23, 2014  – will be conducted through a combination of discretionary transactions and automatic repurchase plan through the facilities of the Toronto and New York stock exchanges, or alternative trading systems, if eligible, and will conform to their regulations. Toronto Stock Exchange (TSX) rules will permit CN to purchase daily, through TSX facilities, a maximum of 164,267 common shares under the Company’s new repurchase program. Purchases under the normal-course-issuer bid will be made by means of open market transactions or such other means as the TSX or a securities regulatory authority may permit and under applicable law, including private agreements under issuer bid exemption orders issued by a securities regulatory authority in Canada.

The price to be paid by CN for any common shares will be the market price at the time of acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the orders.

CN’s management and Board of Directors believe that the repurchase by the Company of its shares represents an appropriate use of its funds.

The two-for-one stock split will take the form of a stock dividend. Shareholders will receive one additional common share of CN for each common share held. The stock dividend will be payable on Nov. 29, 2013, to shareholders of record at the close of business on Nov. 15, 2013.

The stock split will have no tax consequences in Canada or the United States, and will not dilute shareholders’ equity. All equity-based benefit plans will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will also reflect the stock split when it becomes effective.

Luc Jobin, CN executive vice-president and chief financial officer, said: “In addition to significant investments in the business and increasing cash dividends over the years, CN has returned approximately C$4.8 billion to shareholders through share repurchases since 2010. This new share repurchase program and stock split attest to CN’s continued confidence in the growth of the company and commitment to create shareholder value while maintaining a strong balance sheet.”

CN also announced today that its Board of Directors has approved a fourth-quarter 2013 dividend on the Company’s common shares outstanding. A quarterly dividend of twenty-one and one-half cents (C$0.215) per common share, post split, will be paid on Dec. 31, 2013, to shareholders of record at the close of business on Dec. 10, 2013.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including potential purchases of common shares for cancellation under a normal course issuer bid. CN cautions that, by their nature, these forward-looking statements involve risk, uncertainties and assumptions, and are subject to our board's discretion in respect of the declaration of dividends. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty.

Important risk factors that could affect the above forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks and assumptions detailed from time to time in reports filed by CN with securities regulators in Canada and the United States.  Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks and assumptions.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

CN (TSX: CNR) (NYSE: CNI) is a true backbone of the economy, transporting approximately C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company
Date:	October 22, 2013	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel